Exhibit 99.4

OFFICER’S CERTIFICATE

TO:	THE ONTARIO SECURITIES COMMISSION
RE:

MANAGEMENT INFORMATION CIRCULAR (the “Circular”) IN CONNECTION WITH THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF CONCORDIA HEALTHCARE CORP. (the “Corporation”) SCHEDULED TO BE HELD ON APRIL 29, 2016

The undersigned, Mark Thompson, Chairman and Chief Executive Officer of the Corporation does hereby certify, for and on behalf of the Corporation, and not in his personal capacity and without personal liability, intending the same may be relied upon by you without further inquiry, that a copy of the Circular is being sent to each director, each shareholder entitled to notice of the meeting to which the Circular relates and the auditor of the Corporation.

DATED at Toronto, this 24th day of March, 2016.

CONCORDIA HEALTHCARE CORP.
<Signed> Mark Thompson
Name: Mark Thompson
Title: Chairman and Chief Executive Officer